

December 20, 2022

Carol Craig
Chief Executive Officer
Sidus Space Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

Re: Sidus Space Inc.
Draft Registration Statement on Form S-1
Submitted December 13, 2022
CIK No. 0001879726

Dear Carol Craig:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Reid